EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Trans World Entertainment Corporation:

We consent to incorporation by reference in the registration statements No. 333-194933 on Form S-1 and Nos. 33-40399, 33-51094, 33-51516, 33-59319, 333-75231, 333-81685, 333-101532, and 333-128210 on Form S-8 of our reports dated April 16, 2015, with respect to the consolidated balance sheets of Trans World Entertainment Corporation and subsidiaries as of January 31, 2015, and February 1, 2014, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended January 31, 2015, and the effectiveness of internal control over financial reporting as of January 31, 2015, which reports appear in the Annual Report on Form 10-K of Trans World Entertainment Corporation and subsidiaries for the fiscal year ended January 31, 2015.

/s/ KPMG LLP

Albany, New York
April 16, 2015